Exhibit 99.1

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This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

GRANT OF SHARE AWARDS

References are made to the announcements of Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) dated 9 January 2023 and 6 February 2023 and the circular of the Company (the “Circular”) dated 12 January 2023 in relation to the adoption by the Company of the 2023 Share Award Scheme (the “Share Award Scheme”) and authorising the board of directors (the “Directors”) of the Company (the “Board”) to grant Awards under the Share Award Scheme and to allot and issue, procure the transfer of and otherwise deal with the Award Shares in connection with the Share Award Scheme. Capitalized terms used herein shall have the same meanings as those defined in the Circular unless otherwise stated.

GRANT OF SHARE AWARDS

This announcement is made by the Company pursuant to Rule 17.06A of the Listing Rules.

The Board hereby announces that, on 12 June 2023 (the “Date of Grant”), the Company has granted a total of 11 Awards to 3 employees of the Group (the “Employee Participants”) and 8 Service Providers (collectively, the “Grantees”) pursuant to the Share Award Scheme with an aggregate of 35,231,235 Award Shares. The 35,231,235 Award Shares to be allotted and issued by the Company to the Grantee represent approximately 4,53% of the existing issued Ordinary Shares as at the Date of Grant and 4.34% of the issued Ordinary Shares on an enlarged basis, assuming all the Award Shares are fully allotted and issued to the Grantees.

Details of the Grants

Date of Grant:	12 June 2023

Number of Award Shares granted:	35,231,235

Purchase Price of Awards granted:	Nil

Closing price of the Award Shares on the Date of Grant:	HK$0.455

Financial assistance:	Nil

Details of the Grantees, Number of Award Shares granted and vesting period/date

Name of grantees	Position held with the Group	Number of Award Shares granted	Vesting period/date

Employee participants
John DeMaio	President of the Graphene Division of the Group and chief executive office of Graphex Technologies LLC	3,254,797	on the Date of Grant

Name of grantees	Position held with the Group	Number of Award Shares granted	Vesting period/date

Li Xingtao	Chief technical officer of the Company	4,000,000	●	As for 500,000 Award Shares on the Date of Grant;

			●	As for 500,000 Award Shares on 1 August 2023;

			●	As for 500,000 Award Shares on 1 November 2023;

			●	As for 500,000 Award Shares on 1 February 2024;

			●	As for 500,000 Award Shares on 1 May 2024;

			●	As for 500,000 Award Shares on 1 August 2024;

			●	As for 500,000 Award Shares on 1 November 2024; and

			●	As for 500,000 Award Shares on 1 February 2025.3

Lo Wing Wah Irene	Financial Controller	1,000,000		12 months from the Date of Grant

Name of grantees	Position held with the Group	Number of Award Shares granted	Vesting period/date

Service providers Greg McKenzie	Advisor and member of the Strategic Advisory Committee of Graphex Technologies LLC	2,000,000	12 months from the Date of Grant

Tom Rooney	Advisor and member of the Strategic Advisory Committee of Graphex Technologies LLC	2,000,000	12 months from the Date of Grant

Corrales Trading Ltd	Business strategy consultant	6,500,000	12 months from the Date of Grant

Lyons Capital, LLC	Marketing consultant	6,500,000	12 months from the Date of Grant

Onyx Relations Corp.	Marketing consultant	6,000,000	12 months from the Date of Grant

Wang Yi	Procurement and industry consultant	2,000,000	12 months from the Date of Grant

Redchip Companies, Inc.	Investor relations consultant	1,000,000	12 months from the Date of Grant

Chad Management Group Inc.	Human resource consultant	976,438	12 months from the Date of Grant

Further details of the Grants to Employee Participants

The principal activities of the Group are the business of processing and sale of graphite and graphene related products (“Graphene Products Business”) in the People’s Republic of China (“PRC”), and landscape architecture business mainly in Hong Kong and the PRC. The Company is committed to its strategy of expanding the Graphene Product Business in order to achieve leadership in the industry, in order to achieve that objective, the Company needs to attract talents, suitable personnel, advisors and consultants for the development and growth of the Graphene Products Business.

Grant to Mr. John DeMaio

Reference is made to announcement of the Company dated 24 November 2021 relating to the appointment of Mr. John DeMaio (“Mr. DeMaio”) as the president of the graphene division of the Company and the chief executive officer of Graphex Technologies LLC (“Graphex Technologies”), the wholly-owned subsidiary of the Company formed in Delaware, United States of America (“United States”). Graphex Technologies was established to promote the production and sales of graphene products in the United States and develop into an important link in the supply chain of the electric vehicle (“EV”) industry in the world.

Mr. DeMaio’s appointment was mandated with focus on Graphex Technologies’ key priority of developing and launching North America and European strategic alliances to support the unprecedented increase in demand for advanced battery technology in the EV and renewable energy industries. The Board considers that Mr. DeMaio is capable to advance opportunities to establish supply chains in the United States and Europe, and to bring technology, employment opportunity, and dependable supply markets that the Group would serve. After the appointment of Mr. DeMaio, he has assisted Graphex Technologies in forming the joint venture with Emerald Energy Solution LLC, in Michigan, United States (the “Joint Venture”) to develop and operate a single facility, factory or other manufacturing or processing plant (the “Anode Material Processing Facility”) for the purposes of processing or otherwise enhancing graphite anode material or previously processed graphite for use in any industry including providing anode material for lithium-ion batteries utilized in EV. For further information on the Joint Venture, please refer to the Company’s announcements dated 20 May 2022 and 8 November 2022 and the Company’s circular dated 11 November 2022.

As disclosed in the Company’s circular dated 11 November 2022 relating to the options for the acquisition of membership interest in the Joint Venture that the Joint Venture had submitted applications for necessary permits for constructions and environmental protection in respect of the Anode Material Processing Facility and it was expected to obtain the permits in around 6 to 12 months from November 2022 and construction of the Anode Material Processing Facility will be commenced immediately thereafter.

Mr. DeMaio has been representing Graphex Technologies in monitoring the progress in the planning and construction of the Anode Material Processing Facility. As at the date of this announcement, the Joint Venture has successfully obtained the air permit for the Anode Material Processing Facility and is expecting to obtain the necessary construction permit for installation of equipment to the Anode Material Processing Facility in 2023.

The Board considers that the vesting period for the Award Shares granted to Mr. DeMaio which is less than 12 months from the Date of Grant is appropriate and necessary to enable the Company to provide competitive terms and conditions to valuable talent like Mr. DeMaio for the development and growth of the Group’s Graphene Products Business. The Board is of the view that the grant of the Award to Mr. DeMaio aligns with the purpose of the Share Award Scheme to attract talent and suitable personnel who will accept Award Shares as part of his remuneration, compensation or payment packages for the development and growth of the businesses of Graphene Technologies and to improve or create sense of connection and/or loyalty of him as an Employee Participant to the Group.

Out of the 3,254,797 Award Shares to be allotted and issued by the Company to Mr. DeMaio under the Share Award Scheme, 135,180 Award Shares are subject to resale restrictions until 28 June 2023.

Grant to Mr. Li Xingtao

Mr. Li Xingtao (“Mr. Li”) was appointed chief technical officer of the Company on 27 March 2022. Mr. Li obtained his master’s degree at Chinese Academy of Sciences focusing on carbon materials and graphite. Mr. Li has over 10 years of experiences in lithium-ion battery industry and anode materials production including product and process design, research and production plant development. Mr. Li’s duties include the provision of technical advice to the Board regarding graphene products design, manufacturing, and sales in global marker, supervision on the design and equipment procurement of the production facilities of the Group worldwide and the provision of technical advice to the research committee of the Company on research projects engaged by the Company.

It is a condition to the vesting of such number of Award Shares on Mr. Li that he shall remain employed by the Company as chief technical officer on their corresponding vesting dates.

The Board considers that the vesting period for the first 2,500,000 Award Shares granted to Mr. Li which is less than 12 months from the Date of Grant is appropriate and necessary to enable the Company to provide competitive terms and conditions to valuable talent like Mr. Li for the development and growth of the Group’s Graphene Products Business. The Board is of the view that the grant of the Award to Mr. Li aligns with the purpose of the Share Award Scheme to attract talent and suitable personnel who will accept Award Shares as part of his remuneration, compensation or payment packages for the development and growth of the businesses of the Group and to improve or create sense of connection and/or loyalty of him as an Employee Participant to the Group.

Grant to Ms. Lo Wing Wah Irene

Ms. Lo Wing Wah Irene (“Ms. Lo”) joined the Company in 2017. The Board is of the view that the grant of the Award to Ms. Lo aligns with the purpose of the Share Award Scheme to recognise her contribution to the Group and to provide her with incentive in order to retain her for the continual operation, development and growth of the Group.

It is a condition to the vesting of the Award Shares on Ms. Lo that she shall remain employed by the Company as financial controller on their vesting date.

In determining the number of Award Shares to be granted to the 3 Employee Participants and the relevant vesting periods and/or vesting dates for those Award Shares, the Board has considered factors such as (i) whether they were considered as talent and personnel that could contribute to the development and growth of the business of the Group that the Company would want to recruit with reference to their industry experience, tenure and roles with the Group; (ii) the remuneration of them including the grant of Awards as part of their remuneration packages as an incentive offered by the Group as compared with those offered by the industry peers in order to attract them in joining the Group; (iii) whether they would accept Award Shares as part of their remuneration or compensation package and as inducement for them to accept any offer for appointment; (iv) the business synergy and opportunities that might be brought by them to the Group; and (v) whether the Share Awards could further motivate their performances for the benefit of the businesses of the Group.

The grants of Award Shares to the 3 Employee Participants are not attached to any performance target but are subject to the general clawback back mechanism as set out in the Appendix to the Circular.

To the best of the information, knowledge and believes of the Directors, none of the 3 Employee Participants has any relationship with the Company’s connected persons.

Further details of the Grants to Service Providers

Pursuant to the terms of the Share Award Scheme, the Board may invite any eligible persons that provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interest or long-term growth of the Group (“Service Provider(s)”). The Service Providers include (i) suppliers of services to any member of the Group; and (ii) advisors (professional or otherwise) or consultants to any area of business or business development of any member of the Group.

Following the establishment of Graphex Technologies, the Group has been working on expanding its business networks and promoting the Company’s profile and the Group’s Graphene Products Business in the North America through the engagements of various advisors and consultants, including strategic advisors, business strategy consultant, human resource consultant, marketing consultants and investor relationships consultant to achieve those objectives. In return for services provided, the Company has granted Awards to 8 Service Providers, who are external advisors and consultants to the Group as set out in the table under the sub-heading “Details of the Grantees, Number of Award Shares granted and vesting period/date” above as compensations.

Grant to Mr. Greg McKenzie

The Board has on 12 June 2023 approved the formation by Graphex Technologies of a United States strategic advisory committee (the “Committee”) to provide advice and consultation by industry professionals to accelerate the Group’s business opportunities as Graphex Technologies continues to move forward with its business objectives to establish end-to-end graphite processing and production capabilities in North America and beyond.

Graphex Technologies has retained Mr. Greg McKenzie (“Mr. McKenzie”) as one of the first members of the Committee. Mr. McKenzie arrives with deep experience in metals and mining, most recently serving as chairman and chief executive officer of Maritime Iron Inc., a Toronto-based company developing a world-class dedicated merchant pig iron plant. Mr. McKenzie’s input will help to further advance the Group’s reputation as leaders in manufacturing and production. Mr. McKenzie’s previous experience within investment banking will bring value to the Company as the Group continues to expand its presence in North America and pursue new avenues for its capital investments and market positioning.

Grant to Mr. Tom Rooney

Graphex Technologies has also retained Mr. Tom Rooney (“Mr. Rooney”) as one of the first members of the Committee. Mr. Rooney joins the Group with a strong background not only in energy and infrastructure, but also vast executive experience in leading public companies through growth transformations, operational turnarounds, and various corporate evolutions. Mr. Rooney has served as a board member at Central States Water Resources, Integrated Water Services, and Crom Corporation, along with many others, and plans to bring valuable insights from those experiences to the Group.

Grant to Corrales Trading Ltd

Corrales Trading Ltd (“Corrales”) is a business strategy consultant firm and has extensive experience in the mining, metals and renewable energy technology industries. They have partnerships and business relationships with automotive, industrial, state and local municipal executives. Corrales has made introductions and planned and coordinated the strategy for the Group’s spherical graphite processing business, including without with respect to locating, acquiring and consummating (i) supply and offtake agreements for raw materials, (ii) direct or indirect purchase and sale agreements for the Group’s output, and (iii) developing vertical integration of graphite processing (e.g. coating) and arranging and establishing strategic business relationship with one of the major EV manufacturers in the United States. Additionally, Corrales has been helping the Group in sourcing, negotiating and potentially securing additional site locations and municipal approvals for its manufacturing facilities in the United States. Corrales is ultimately owned by Mr. John Zorbas.

Grant to Lyons Capital, LLC

Lyons Capital, LLC (“Lyons”) is an industries and investors event organizer in the United States and is the owner and the organizer of Wall Street Conference and the Company was a Platinum Sponsor at 2023 Wall Street Conference held in February 2023 in Miami, Florida, United States. The conference features notable and prominent speakers from various industries and leaders. Over 25,000 investors have attended the conference. The Company was arranged to hold one-on-one meetings and business discussions with industrialists and investors. Lyons has been engaged by the Company to provide consulting services on participation in marketing events to expand the Group’s business networks in the United States. Lyons is ultimately owned by Mr. Jason Lyons.

Grant to Onyx Relations Corp.

Onyx Relations Corp. (“Onyx”) is a media relationship firm in the United States and has been engaged by the Company to provide marketing consulting services on media promotion and marketing to promote the Company’s profile and the Group’s Graphene Products Business in the United States and advising the Group on its communication materials. Onyx has also assisted the Group to reach out for potential business partners in its Graphene Products Business in the United States. Onyx has been active in setting up many interviews and meetings with a variety of major media and news outlets in the United States as well as coordinating non deal road shows and investor meetings. Onyx is ultimately owned by Mr. John Kanakis and Mr. Eric So.

Grant to Mr. Wang Yi

Mr. Wang Yi (“Mr. Wang”) is a procurement and industry consultant in Mainland China. Mr. Wang has been providing the Group with analysis of domestic battery raw material procurement in the industry as well as advice and transaction services to the Group on sales to downstream battery factories and companies and in assisting the Group in developing and expanding the sales businesses and sales pipelines of the Group in Mainland China.

Grant to Redchip Companies, Inc.

Redchip Companies, Inc. (“Redchip”) is the world leader in investor relations, financial media, and research for microcap and small-cap stocks. Founded in 1992, and headquartered in Orlando, Florida, United States, with affiliates in New York and Pittsburgh, Redchip has helped hundreds of companies achieved their capital markets goals. Redchip has been ranked by Inc. magazine as one of the fastest growing privately held investor relations firms in the U.S. Redchip represents 70+ emerging growth companies in a variety of industries including business services, esports gaming, consumer goods, High Tech industries, mining and minerals, EVs, drones, crypto, and EdTech. Redchip has been engaged by the Company to organize non-deal roadshows for the Company as well as other investor relations events and activities for the Company in the United States, including presentations, newsletters enhancements, media coverage, research coverage and investor base analysis, to promote the Company’s profile and the Group’s Graphene Products Business in the United States. Redchip is ultimately owned by Mr. Dave Gentry.

Grant to Chad Management Group Inc.

Chad Management Group Inc. (“Chad”) is a human resource consultant firm headquartered in Canada and has been engaged by the Company as the Group’s human resource consultant in the North America to provide advice, recommendations and services to the Company as well as Graphex Technologies on the manpower and talent deployments in the United States for the strategy of expanding the Group’s Graphene Product Business in the North America, including the United States and beyond. Chad had successfully assisted the Company to recruit Mr. DeMaio as the president of the graphene division of the Company and the chief executive officer of Graphex Technologies on 24 November 2021. Chad is ultimately owned by Mr. Rick Chad.

In determining the number of Award Shares granted to the Service Providers, the Board has considered factors such as (i) their contribution to the business affairs of and benefits to the Group with regard to the quality of services provided or expected to be provided to the Group; (ii) their work experience, knowledge and profile in their industry or specialty or other relevant factors which could be valuable to the Group; (iii) the business synergy and opportunities brought by them to the Group; and (iv) the continuity of services provided to the Group.

In addition, the Award Shares are also granted to the Service Providers in consideration of their contributions and the opportunities brought by them to the development and growth to the business of the Group. The grants of the Award Shares constitute rewards for the services rendered and to be rendered by the Service Providers and will furnish the Service Providers with a personal stake in the Company and enhance the sense of connection between them and the Group, which the Board believes will serve as an incentive to the Service Providers to contribute further to the development and growth of the business of the Group, in particular in the United States and/or North America, for the benefit of the Shareholders.

In view of the above, the Board consider that the grants of the Awards to the Service Providers align with the objective and purpose of the Share Award Scheme and the long-term interests of the Group and the Shareholders to attract personnel and entities who will accept Award Shares as part of their payment packages for the development and growth of the business of the Group.

The grants of Award Shares to the 8 Service Providers are not attached to any performance target but are subject to the general clawback back mechanism as set out in the Appendix to the Circular.

To the best of the information, knowledge and believe of the Directors, none of the Service Providers and their respective ultimate beneficial owners have any relationship with the Company’s connected persons.

Miscellaneous

Subsequent to the grants of Award Shares, the number of Award Shares available for future grant pursuant to the Scheme Mandate and the Service Provider Sublimit is 33,098,072 and 7,200,215 respectively.

By order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 12 June 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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